Exhibit 99.1

So-Young Reports Unaudited Third Quarter 2024 Financial Results

BEIJING, China, Nov. 20, 2024 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial Highlights

•	Total revenues were RMB371.8 million (US$53.0 million1), compared with RMB385.3 million in the corresponding period of 2023, exceeding the high end of guidance.

•	Net income attributable to So-Young International Inc. was RMB20.3 million (US$2.9 million), compared with net income attributable to So-Young International Inc. of RMB18.3 million in the same period of 2023.

•	Non-GAAP net income attributable to So-Young International Inc.[2] was RMB22.2 million (US$3.2 million), compared with non-GAAP net income attributable to So-Young International Inc. of RMB9.5 million in the same period of 2023.

Third Quarter 2024 Operational Highlights

•	Average mobile MAUs were 1.4 million, compared with 3.1 million in the third quarter of 2023.

•	Number of medical service providers subscribing to information services on So-Young’s platform was 1,322, compared with 1,397 in the third quarter of 2023.

•	Total number of purchasing users through reservation services was 114.9 thousand and the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB346.0 million.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, said, “Our third quarter performance beat the high end of our guidance once again, highlighting the resilience of our business. Sales of medical products and maintenance services grew by 18.7% year-over-year, becoming a key growth driver contributing to a year-over-year increase in net income. This underscores the effectiveness of our strategy to stay at the forefront of industry trends by deepening the synergies from our vertical integration and continuously diversifying our offerings. Our clinic network has experienced significant growth. The number of stores has grown to 16 by the end of this quarter, extending our presence into additional major cities. All stores are situated in central business districts, enhancing our market coverage and competitive position. To further scale our offline presence, we are accelerating the deployment of this proven standardized model in other cities nationwide and are exploring franchising opportunities to engage with a wider audience. The reputational strength of our brand and our deep understanding of evolving consumer behavior uniquely position us to develop products that resonate with consumer needs. Sales momentum remains robust, driven by both our well-established products and exciting new launches in collaboration with our supply chain partners. Looking ahead, we are committed to seizing opportunities across the entire medical aesthetics value chain while deepening the integration of our three core businesses to maximize operational efficiency, customer satisfaction, and sustainable growth.”

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.0176 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on September 30, 2024.

2 Non-GAAP net income attributable to So-Young International Inc. is defined as net income attributable to So-Young International Inc. excluding share-based compensation expenses attributable to So-Young International Inc. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Mr. Hui Zhao, Chief Financial Officer of So-Young, added, “Our third-quarter results reflect our ability to strategically adapt to changing market dynamics. Through disciplined cost management and targeted growth initiatives, we are carefully navigating this challenging market environment while building a solid foundation for future expansion. Encouragingly, our net income and non-GAAP net income attributable to So-Young International Inc. improved significantly, with year-over-year growth rates exceeding 8.9% and 133.1% respectively. Looking ahead, we will leverage our expanding network of clinics and meticulously curated product offerings to address the growing demand for high-quality solutions and services. By maintaining operational efficiency and scalability, we are well-positioned to continue leading the medical aesthetics sector, delivering sustainable growth and long-term value for our shareholders.”

Third Quarter 2024 Financial Results

Revenues

Total revenues were RMB371.8 million (US$53.0 million), a decrease of 3.5% from RMB385.3 million in the same period of 2023. The decrease was primarily due to a decrease in the number of medical service providers subscribing to information services on So-Young’s platform.

•	Information services and other revenues were RMB263.0 million (US$37.5 million), a decrease of 8.0% from RMB285.9 million in the same period of 2023. The decrease was primarily due to a decrease in the number of medical service providers subscribing to information services on So-Young’s platform.

•	Reservation services revenues were RMB19.6 million (US$2.8 million), a decrease of 18.9% from RMB24.1 million in the same period of 2023. The decrease was primarily due to a decrease in consumer spending through our platform.

•	Sales of medical products and maintenance services were RMB89.3 million (US$12.7 million), an increase of 18.7% from RMB75.2 million in the same period of 2023, primarily due to an increase in the order volumes for cosmetic products and medical equipment.

Cost of Revenues

Cost of revenues was RMB142.2 million (US$20.3 million), a decrease of 0.3% from RMB142.6 million in the third quarter of 2023. The decrease was primarily due to a decrease in the cost of services associated with the information services. Cost of revenues included share-based compensation expenses of RMB0.1 million (US$0.0 million), compared with the share-based compensation expenses of RMB0.4 million in the corresponding period of 2023.

•	Cost of services and others were RMB98.6 million (US$14.1 million), a decrease of 4.7% from RMB103.5 million in the third quarter of 2023. The decrease was primarily due to a decrease in the cost of services associated with the information services.

•	Cost of medical products sold and maintenance services were RMB43.5 million (US$6.2 million), an increase of 11.3% from RMB39.1 million in the third quarter of 2023. The increase was primarily due to an increase in costs associated with the sales of cosmetic products.

Operating Expenses

Total operating expenses were RMB225.0 million (US$32.1 million), a decrease of 8.1% from RMB244.7 million in the third quarter of 2023.

•	Sales and marketing expenses were RMB114.9 million (US$16.4 million), a decrease of 20.1% from RMB143.8 million in the third quarter of 2023. The decrease was mainly due to a decrease in expenses associated with branding and user acquisition activities. Sales and marketing expenses included share-based compensation expenses of RMB0.2 million (US$0.0 million), compared with RMB0.5 million in the corresponding period of 2023.

•	General and administrative expenses were RMB69.9 million (US$10.0 million), an increase of 39.1% from RMB50.2 million in the third quarter of 2023. The increase was primarily due to an increase in share-based compensation expenses. General and administrative expenses included share-based compensation expenses of RMB1.3 million (US$0.2 million), compared with a reversal of share-based compensation expenses of RMB11.2 million in the corresponding period of 2023.

•	Research and development expenses were RMB40.2 million (US$5.7 million), a decrease of 20.6% from RMB50.6 million in the third quarter of 2023. The decrease was primarily attributable to improvements in staff efficiency. Research and development expenses included share-based compensation expenses of RMB0.3 million (US$0.0 million), compared with RMB1.5 million in the corresponding period of 2023.

Income Tax (Expenses)/Benefits

Income tax expenses were RMB2.1 million (US$0.3 million), compared with income tax benefits of RMB2.2 million in the same period of 2023.

Net Income Attributable to So-Young International Inc.

Net income attributable to So-Young International Inc. was RMB20.3 million (US$2.9 million), compared with a net income attributable to So-Young International Inc. of RMB18.3 million in the third quarter of 2023.

Non-GAAP Net Income Attributable to So-Young International Inc.

Non-GAAP net income attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses attributable to So-Young International Inc., was RMB22.2 million (US$3.2 million), compared with RMB9.5 million non-GAAP net income attributable to So-Young International Inc. in the same period of 2023.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.20 (US$0.03) and RMB0.20 (US$0.03), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.18 and RMB0.18, respectively, in the same period of 2023.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of September 30, 2024, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB1,252.6 million (US$178.5 million), compared with RMB1,341.6 million as of December 31, 2023.

Business Outlook

For the fourth quarter of 2024, So-Young expects total revenues to be between RMB350.0 million (US$49.9 million) and RMB370.0 million (US$52.7 million), representing a 10.4% to 5.3% decrease from the same period in 2023. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations and non-GAAP net income attributable to So-Young International Inc. by excluding share-based compensation expenses from income/(loss) from operations and net income attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young's management will hold an earnings conference call on Wednesday, November 20, 2024, at 7:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
Mainland China：	4001-201203
US:	+1-888-346-8982
Hong Kong：	+852-301-84992
Passcode:	So-Young International Inc.

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, November 27, 2024. The dial-in details are:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	2642052

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Mona Qiao

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Ms. Dee Wang

Phone: +86-10-5900-1548

E-mail: dee.wang@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	426,119	467,407	66,605
Restricted cash and term deposits	14,695	104,198	14,848
Trade receivables	57,219	106,943	15,239
Inventories	118,924	145,601	20,748
Receivables from online payment platforms	23,158	31,666	4,512
Amounts due from related parties	9,212	10,466	1,491
Term deposits and short-term investments	900,823	681,035	97,047
Prepayment and other current assets	171,774	221,227	31,525
Total current assets	1,721,924	1,768,543	252,015
Non-current assets:
Long-term investments	261,016	287,507	40,969
Intangible assets	145,253	131,641	18,759
Goodwill	540,693	540,693	77,048
Property and equipment, net	116,782	154,572	22,026
Deferred tax assets	78,034	81,057	11,551
Operating lease right-of-use assets	118,408	159,179	22,683
Other non-current assets	232,455	180,628	25,739
Total non-current assets	1,492,641	1,535,277	218,775
Total assets	3,214,565	3,303,820	470,790

Liabilities
Current liabilities:
Short-term borrowings	29,825	89,559	12,762
Taxes payable	56,894	53,639	7,643
Contract liabilities	103,374	94,747	13,501
Salary and welfare payables	86,290	84,927	12,102
Amounts due to related parties	388	146	21
Accrued expenses and other current liabilities	233,913	244,721	34,873
Operating lease liabilities-current	29,739	40,398	5,757
Total current liabilities	540,423	608,137	86,659
Non-current liabilities:
Operating lease liabilities-non current	86,210	124,915	17,800
Deferred tax liabilities	25,082	20,780	2,961
Other non-current liabilities	1,536	1,607	229
Total non-current liabilities	112,828	147,302	20,990
Total liabilities	653,251	755,439	107,649

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

Shareholders’ equity:
Treasury stock	(358,453)	(369,907)	(52,711)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2023 and September 30, 2024; 73,688,044 and 63,422,436 shares issued and outstanding as of December 31, 2023, 77,634,580 and 66,170,882 shares issued and outstanding as of September 30, 2024, respectively)	238	252	36
Class B ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2023 and September 30, 2024; 12,000,000 shares issued and outstanding as of December 31, 2023 and September 30, 2024)	37	37	5
Additional paid-in capital	3,080,433	3,067,567	437,125
Statutory reserves	33,855	33,855	4,824
Accumulated deficit	(330,166)	(312,117)	(44,476)
Accumulated other comprehensive income	18,185	8,858	1,262
Total So-Young International Inc. shareholders’ equity	2,444,129	2,428,545	346,065
Non-controlling interests	117,185	119,836	17,076
Total shareholders’ equity	2,561,314	2,548,381	363,141
Total liabilities and shareholders’ equity	3,214,565	3,303,820	470,790

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Information services and others	285,937	262,988	37,475	795,100	750,952	107,010
Reservation services	24,140	19,567	2,788	80,724	64,987	9,261
Sales of medical products and maintenance services	75,217	89,270	12,721	231,639	281,548	40,120
Total revenues	385,294	371,825	52,984	1,107,463	1,097,487	156,391
Cost of revenues:
Cost of services and others	(103,484)	(98,620)	(14,053)	(291,503)	(274,695)	(39,144)
Cost of medical products sold and maintenance services	(39,119)	(43,548)	(6,206)	(115,199)	(139,839)	(19,927)
Total cost of revenues	(142,603)	(142,168)	(20,259)	(406,702)	(414,534)	(59,071)
Gross profit	242,691	229,657	32,725	700,761	682,953	97,320
Operating expenses:
Sales and marketing expenses	(143,844)	(114,884)	(16,371)	(394,276)	(360,448)	(51,363)
General and administrative expenses	(50,242)	(69,901)	(9,961)	(204,097)	(225,653)	(32,155)
Research and development expenses	(50,597)	(40,188)	(5,727)	(158,531)	(122,277)	(17,424)
Total operating expenses	(244,683)	(224,973)	(32,059)	(756,904)	(708,378)	(100,942)
(Loss)/Income from operations	(1,992)	4,684	666	(56,143)	(25,425)	(3,622)
Other income/(expenses):
Investment income, net	647	510	73	10,869	3,397	484
Interest income, net	12,130	14,239	2,029	38,023	38,270	5,453
Exchange gains/(losses)	103	465	66	(1,051)	875	125
Share of losses of equity method investee	(3,822)	(3,873)	(552)	(10,692)	(11,602)	(1,653)
Others, net	9,887	6,915	985	18,474	12,234	1,743
Income/(Loss) before tax	16,953	22,940	3,267	(520)	17,749	2,530
Income tax benefits/(expenses)	2,191	(2,097)	(299)	7,240	3,031	432
Net income	19,144	20,843	2,968	6,720	20,780	2,962
Net income attributable to noncontrolling interests	(839)	(495)	(71)	(2,941)	(2,731)	(389)
Net income attributable to So-Young International Inc.	18,305	20,348	2,897	3,779	18,049	2,573

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net earnings per ordinary share
Net earnings per ordinary share attributable to ordinary shareholder - basic	0.24	0.26	0.04	0.05	0.23	0.03
Net earnings per ordinary share attributable to ordinary shareholder - diluted	0.24	0.26	0.04	0.05	0.23	0.03
Net earnings per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.18	0.20	0.03	0.04	0.18	0.03
Net earnings per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	0.18	0.20	0.03	0.04	0.18	0.03
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	76,842,709	79,493,819	79,493,819	78,001,149	79,544,066	79,544,066
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	77,210,781	79,708,518	79,708,518	78,402,636	79,810,666	79,810,666

Share-based compensation expenses included in:
Cost of services and others	(418)	(81)	(12)	(1,635)	(255)	(36)
Sales and marketing expenses	(533)	(183)	(26)	(2,850)	(420)	(60)
General and administrative expenses	11,164	(1,328)	(189)	(10,400)	(27,796)	(3,961)
Research and development expenses	(1,454)	(309)	(44)	(3,636)	(1,969)	(281)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
GAAP (loss)/income from operations	(1,992)	4,684	666	(56,143)	(25,425)	(3,622)
Add back: Share-based compensation expenses	(8,759)	1,901	271	18,521	30,440	4,338
Non-GAAP (loss)/income from operations	(10,751)	6,585	937	(37,622)	5,015	716

GAAP net income attributable to So-Young International Inc.	18,305	20,348	2,897	3,779	18,049	2,573
Add back: Share-based compensation expenses	(8,759)	1,901	271	18,521	30,440	4,338
Non-GAAP net income attributable to So-Young International Inc.	9,546	22,249	3,168	22,300	48,489	6,911